Exhibit 99.1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the “Agreement” or this “Joint Venture Agreement”), is made and entered into as of this 29 day of Oct , 2019 (The “Execution Date”),

BY AND BETWEEN:

Urban Tea, Inc. (hereinafter “Urban Tea”), a NASDAQ: MYT listed China corporation, with a registered office located at Changsha, Hunan Province, China, and

T&O Management Group LLC (DBA OTTA; hereinafter “OTTA”), a New York State corporation, with a registered office located at 19 Baker Hill Road, Great Neck, New York 11023

BACKGROUND

WHEREAS, “OTTA” is a business management company providing services to Chinese brands expanding their international markets. Its scope of services includes company registration, trademark management, brand localization, location searching, supply chain management, store operation strategies, PR/marketing, HR, etc., and

WHEREAS, the members desire to establish between them a joint venture in order to collaborate in the establishment of a company in the State of New York through introduction of Urban Tea’s business to the United States of America.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants and commitments set forth herein, the Members hereto agree as follows:

1. FORMATION

By this Agreement the Members enter into a joint venture (the “Joint Venture”) in accordance with the laws of the State of New York. The right and obligations of the Members will be as stated in the applicable legislation of the State of New York, except as otherwise provided here.

The Joint Venture formed by this Agreement will conduct its business under the name Urban Tea Management Inc. as a New York entity (or under Urban Management, Inc. or other company name as agreed by both Parties if Urban Tea Management, Inc. has already been registered) and will have its registered address under a signed lease at 79 Madison Ave, Suite 17052, New York, NY 10016.

The Joint Venture shall be considered a joint venture between the Members in all respects, and in no event shall this Agreement be construed as to create a partnership, fiduciary relationship, or any other relationship between the Parties other than a joint venture.

2. PURPOSE

The exclusive purpose of the Joint Venture shall be managing and development of Urban Tea’s brand, products, and technology by both parties. OTTA, as managing partner in this Joint Venture, provides local expertise to manage the business development of Urban Tea’s projects, opens stores and sells products in the State of New York, enabling Urban Tea to expand its international market. If the scope of business shall extend beyond the State of New York, business can still be engaged after the effective written authorization by the both parties.

3. TERM

This Agreement shall become effective on the date of signing, and the Joint Venture shall be existing as long as the law permitted the existence of the Joint Venture.

4. BUSINESS MANAGEMENT

The Joint Venture will be directed, controlled and managed by a management committee (the “Management Committee”) formed both by OTTA and Urban Tea. Within the limits of the Purpose of the Joint Venture and the terms of this Agreement, the Management Committee will have full authority to bind the Members in all matters relating to the direction, control and management of the Joint Venture. Authority to bind the Joint Venture in contract or in any third- party business relation lies exclusively with the Management Committee, or its delegate.

The Management committee may consist with the Chairman of the Board, Vice-Chairman, the General Manager, Vice-General Manager, legal counsel and or accountant, total in five members. Urban Tea shall occupy three members and OTTA shall assign two members. Each Representative will have the authority to express opinions in decisions relating to the Joint Venture and to bind their respective Member. Each Member may replace its Representative or appoint a temporary alternate at its own discretion on reasonable notice to the remaining Members. However, the total number of personnel on both sides remains unchanged.

Both parties agree that OTTA shall assign a General Manager as representative to run the business, whereas Urban Tea shall assign a financial officer responsible for the management of the Joint Venture’s funds.

All action and decision respecting the appointment of an accounting firm for the Joint Venture require the consent and agreement of a majority of the Management Committee. The Joint Venture shall be audited by an audit firm designated by Urban Tea.

The Management committee may appoint or remove the managers or supervisors with the consent of the majority of the members and may propose a replacement of General Manager.

The performance appraisal objectives and responsibilities of the executive team’s management personnel shall be decided unanimously by the Management committee.

5. MANAGEMENT DUTIES

Except as otherwise specified in this agreement, the duties and obligations of the Management Committee in relation to the Joint Venture will include the following:

a.	Managing the day to day business of the Joint Venture to ensure that the joint venture is legal, functions properly and produces good economic benefits;
b.	Reviewing annual business objectives, operational plans, and major operational decisions.;
c.	Approving annual budget and tracking budget execution;
d.	Monitoring, analyzing and acting on all issues over which it would have express or implied authority according to this Agreement; and
e.	Monitoring, controlling and directing the financial, business and operational affairs of the Joint Venture.

6. MEMEBR DUTIES

Member	Duties Description
Urban Tea

1) as the owner of the Chinese brands which shall be licensed to the Joint Venture according to a license agreement to be entered into in the future, Urban Tea shall be responsible to provide the tea kitchen’s technologies and overall operation planning and guidance for the brand called “Your Ladyship Tea” operated by Joint Venture in the United States;

2) Assisting the Joint Venture with procurements of materials, equipment, and other products in China; and

3) Making constructive suggestions on the Joint Venture’s local store opening and operation process. Maintaining smooth communication with OTTA and developing together.

4) Cooperating with other relevant matters entrusted by the Joint Venture.

OTTA

1) Serving as the managing party for the overall project of the Joint Venture in the Unites States, OTTA shall be responsible for applying the business license, trademark registration, and any other necessary legal documents for the establishment of Joint Venture;

2) Being responsible for design on the brand with visual style, stores, packaging and so forth according to local conditions based on the China’s originals;

3) Being responsible for determining the store locations, and entering into the lease agreement of the business site for the Joint Venture;

4) Being responsible for the procurements of raw materials, equipment and other supplies necessary for the business operation of the Joint Venture, and importing the necessary materials and equipment for the Joint Venture from China;

5) Being responsible for the recruitment and daily management on the store staffs of the Joint Venture, as well as the IT technical management, including but is not limited to, the ordering system, mobile payment and so on so forth during the operation of the Joint Venture’s stores;

6) Being responsible for the Joint Venture’s media publicity, event planning and other marketing, as well as providing the operating team and overall operational planning;

7) Investment of a single store shall not exceed USD300,000.00 (including, but not limited to, housing rent, equipment, decoration, and three months of working capital), and

7) Being responsible for handling with other relevant matters entrusted by the Joint Venture.

Duties of Members may be amended, from time to time, by decision of the Members, provided that the Members’ interests are not affected except with the unanimous consent of the Members.

7. CONTRIBUTIONS AND PERCENTAGE OF OWNERSHIP

The total investment in the first round is expected to be USD300,000.00 in total. The first batch of funds of USD150,000.00 will be funded by both parties within 30 working days after the registration of the Joint Venture.

Member	The first round of capital investment	Equity
Urban Tea	Urban Tea shall invest 70% of the first-round contribution, which shall take 51% of the total ownership of the Urban Tea Management Inc.;	51%
OTTA	OTTA shall invest 30% of the first-round contribution, which shall take 49% of the total ownership of the Urban Tea Management Inc.	49%

Urban Tea Management Inc. shall open a bank account at J.P Morgan Chase on behalf of the Joint Venture.

8. DISTRIBUTION OF PROFITS

Any and all net income accruing to the Joint Venture shall be distributed to Members according to their Percentage Ownership as listed in Section 7.

9. EXCLUSIVE RIGHT

Joint Venture may register trademarks in the territory of New York State, the United States of America, which shall not be same or similar to the trademarks owned by Urban Tea.

Joint Venture shall formulate the franchise policy of Urban Tea’s trademarks and brands in the territory of the Unites States based on Urban Tea’s own franchise policy in China and its overseas authorization.

10. DISSOLUTION OF THE JOINT VENTURE

The Venture will be dissolved and its assets shall be liquidated in the event of any of the following:

a.	the term of the Joint Venture has ended and no agreement to extend the term has been entered into
b.	a unanimous vote by the Members to dissolve the Venture;
c.	the purpose of establishing a joint venture was not met.
d.	Significant loss or loss of profitability of the joint venture’s assets; or
e.	the joint venture has suffered losses for six consecutive months and the parties have no plans to continue operations.

11. LIQUIDATION

On dissolution, the Joint Venture will be liquidated promptly and within a reasonable time by the Management Committee.

On the liquidation of the Joint Venture assets, distribution of any amounts to Members will be made in proportion to their respective percentage ownership or as otherwise may be agreed in writing.

12. ASSIGNMENT

Neither Member shall assign or transfer any of its rights or obligations hereunder without the prior written consent of the other Member. Any such attempted assignment without written consent will be void.

13. CONFIDENTIALITY

All matters relating to this Agreement and the Joint Venture will be treated by the Members as confidential and no Member will disclose or allow to be disclosed any Joint Venture matter or matters, directly or indirectly, to any third party without the prior written approval of all Members except where the information properly comes into the public domain.

14. INDEMNIFICATION

Each Member will be indemnified and held harmless by the Joint Venture from any and all harm or damages of any nature relating to the Member’s participation in Joint Venture affairs except such damages are caused by force majeure or a gross negligence that the shareholder has failed to foresee.

15. LIABILITY

Joint Venture will solely use its assets to satisfy any liability, and the Member or individuals in management position shall not be liable for the Joint Venture. No Member will be liable to the Joint Venture or to any other Member for any error in judgment or any act or failure to act where made in good faith. The Member will be liable for any and all acts or failures to act resulting from gross negligence or willful misconduct.

16. MISCELLANEOUS

Members will use their best efforts, fairly and in good faith to facilitate the success of the Venture and shall never engage in any activities that will damage the joint venture and harm the interests of the shareholders.

This Agreement shall be equally binding on both parties to the Agreement. Facsimile signatures are binding and are considered to be original signatures.

If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

This Agreement constitutes the entire agreement between the parties for this Joint Venture and supersedes any previous discussions, records, memoranda, negotiation, understanding documents and agreements reached between the parties (whether in written or oral, including various types of communications). And only the written terms of this Agreement are binding on both parties.

Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Members at the addresses contained in this Agreement or as the Members may later designate in writing.

All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF the Members have duly affixed their signatures under hand on this 29 day of October , 2019 to show their faithfulness. If there is any ambiguity, the Chinese interpretation of the Agreement will control. If the ambiguity between the two parties cannot be resolved through negotiation, the two parties hereby agreed that the dispute shall be assorted to the arbitration by the China Shanghai International Economic and Trade Arbitration Commission.

This Agreement shall become effective on the date of signature (seal) by both parties. The parties shall, under the specific circumstances, sign a written agreement to change or supplement the Agreement, if the Agreement fails to stipulate, or the stipulations are unclear or not applicable. The Supplemental Agreement has the same legal effect as this Agreement.

This Agreement is made in duplicate, each party holds one and both have the same legal effect.

Attachment: Business licenses of both parties, Joint Venture Operation Plan and Financial Budget from October 2019 to December 2019 shall be the integral part of this Agreement and has the same legal effect as the body of the contract.

[Signature Page Follows]

Urban Tea, Inc.	T&O Management Group LLC

/s/ Long Yi	/s/ Claire Li
Signature/Seal	Signature

Print Name LONG YI CEO	Print Name: Claire Li

CEO	CEO
Title	Title